ANDREW CORPORATION
10500 West 153rd Street
Orland Park, IL 60462
September 16, 2005
VIA EDGAR
Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	Andrew Corporation Form 10-Q for the quarter ended December 31, 2004 File No. 02-21682
Dear Ms. Shah:
On behalf of Andrew Corporation, I am providing the following response to the comment letter dated July 20, 2005 from the Staff of the Securities and Exchange Commission regarding the above-referenced document.
Form 10-Q for the quarter ended December 31, 2004
Note 13: Segments
SEC Comment No. 3:
We note your response to comment 3 in our letter dated April 29, 2005, including the information provided under Rule 12b-4. We note that you continue to represent that you only have two operating segments, Wireless Infrastructure and Satellite Communications Group. From the reports provided, your chief operating decision maker (CODM) receives detailed financial information by the following business units:
•	Antenna & Cable Products

•	Base Station Subsystems

•	Network Solutions Group

•	Satellite Communications Group

•	Wireless Innovations Group

•	Worldwide Sales

Ms. Nili Shah
September 16, 2005

As such, it is unclear to us how you determined that you only have two operating segments based on the definition of an operating segment per paragraphs 10-15 of SFAS 131. Please provide us with your comprehensive analysis of the factors that define an operating segment. Your analysis should clearly indicate how you determined that your business units are not operating segments.
If after further analysis you determine that your business units for which detailed financial information is provided to your CODM and therefore regularly reviewed are operating segments that are being aggregated in accordance with paragraph 17 of SFAS 131, please provide us with a comprehensive analysis of each of the criteria required to be met for aggregation per paragraph 17 of SFAS 131. This analysis should include the revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended September 30, 2004 and the 6-month period ended March 31, 2005 and 2004 to help us understand how these business units are economically similar. Specifically, address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one business unit and increasing for another).
Response:
We have reviewed SFAS 131. Based on this review, management continues to believe that Andrew has two reportable segments, Wireless Infrastructure (which consists of four operating segments—Antenna and Cable Products, Base Station Subsystems, Network Solutions and Wireless Innovations) and Satellite Communications. Additionally, while four operating (or product) segments comprise the Wireless Infrastructure reportable segment, we believe aggregation of these four product segments (Antenna and Cable Products, Base Station Subsystems, Network Solutions and Wireless Innovations) for footnote disclosure purposes is appropriate as each product segment has similar economic and qualitative characteristics.
Based on the aggregation criteria provided by paragraph 17 of SFAS #131 the similarities of the Wireless Infrastructure product segments are summarized below.
Economic characteristics—Within the Wireless Infrastructure reportable segment, each of the four product segments’ economic characteristics are dependent on the wireless telecommunication industry. Specifically, long-term revenue and profitability performance of the product segments are dependent on the wireless telecommunication industry’s subscriber growth demographics and demand.
The overall demand on each wireless service provider’s infrastructure capacity is the key driver of capital expenditure decisions (i.e. capital expenditure decisions that affect demand for Andrew’s Wireless Infrastructure products). As such, the main industry

Ms. Nili Shah
September 16, 2005

trends affecting Wireless Infrastructure product segments’ economic characteristics are as follows:

Economic Result on Wireless
Wireless Industry Trend	Infrastructure Segment

More minutes of wireless usage	Increased demand for product segments

Higher number of global subscribers	Increased demand for product segments

Deeper global marketplace penetration	Increased demand for product segments Increased market share for wireless products

Higher amount of data usage	Increased demand for product segments

Andrew must compete with several competitors across the spectrum of Wireless Infrastructure product segments. As a result of this competition, Andrew and its competitors are experiencing declining prices (and margins).
From a gross margin perspective, while different products within the Wireless Infrastructure reportable segment have experienced different margin rates over the short term, the various products result in a “family” of components that are used to build cellular sites and networks. Additionally, Andrew operates in an industry that is consolidating—including both Andrew’s customers and competitors. We believe that, as the industry consolidates, margins for various product segments will continue to converge as product segments will be sold in larger, multi-product segment “bundles” or ‘kits”.
The following table summarizes historical revenues, gross profits, gross profit margins, operating profits and operating profit margins by product (or operating) segment and reportable segment as you requested:
[CONFIDENTIAL TREATMENT REQUEST BY ANDREW CORPORATION – (A001)]
As stated above, management anticipates that margins across Wireless Infrastructure product segments will converge as the industry consolidates. This trend is apparent in the company’s two main product lines: Antenna and Cable and Base Station Subsystems as the table above indicates. The Antenna and Cable product line is experiencing decreasing gross margins and operating margins consistent with the Wireless Infrastructure reportable segment. However, the Base Station Subsystems product line’s gross and operating margins are increasing overall and are becoming more comparable with overall Wireless Infrastructure margins.
Regarding the Network Solutions Group and Wireless Innovations Group, these segments were virtually entirely formed through the acquisition of Allen Telecom in July 2003. As such, historical data does not exist to demonstrate significant historical trends. However, we know that margins of the Network Solutions Group have been favorably impacted by the roll-out of the E-911 solution to AT&T Wireless. This contract has been extremely

Ms. Nili Shah
September 16, 2005

profitable over the last few years but, as we disclosed, with the merger of AT&T Wireless and Cingular Wireless, we have been informed that our customer has selected another provider for this solution. We have included the expected loss of this significant customer in our future projections and management expects that margin performance will decline in fiscal 2006 and begin to approximate margins of the other Wireless Infrastructure product segments. Wireless Innovations is also expected to show decreased margin in future years to a level consistent with the rest of the Wireless Infrastructure reportable segment.
Products and services— Wireless Infrastructure products are manufactured for use in wireless communication networks (versus land-line or satellite communication networks). The components that Andrew produces “create” cellular sites that connect wireless communication end-users to the central telecom network.
Andrew’s core business strategy is to design and market the significant portion of products a customer would need to build a cellular site. Such a strategy allows the company to design and build components that have a higher degree of integration, compatibility and operating efficiency.
Production processes—Within the Wireless Infrastructure reportable segment, many products from different product segments are manufactured in some of the same facilities using the same labor force. These manufacturing facilities are generally not operated for specific product segment needs, but are operated under a global manufacturing management group. Facilities are generally committed to supporting geographic market demand for Andrew’s product segments; and, on a global basis, to take advantage of low-cost labor for the company’s overall benefit.
Customer type or class—All of Andrew’s Wireless Infrastructure products ultimately are sold to wireless service providers. Andrew sells directly to wireless service providers (approximately 60% of revenues) and to Original Equipment Manufacturers (OEMs) (approximately 40% of revenues), which design and build networks for these wireless service providers.
Additionally, each of Andrew’s Wireless Infrastructure product segments produce products for both wireless OEM’s and wireless service providers. All of these products are sold through a Worldwide Sales group and have common distribution channels. As such, aggregation of product segments would be appropriate given the wireless industry nature of the segment’s customers.
Finally, Andrew’s customers receive invoices that ignore product segments. Andrew’s accounts receivable collection risk is pooled amongst product segments.
Product and service distribution methods—Andrew’s Wireless Infrastructure products share a common distribution channel and are principally sold by Andrew’s global sales organization, which is organized by major customers and by geographic regions. The

Ms. Nili Shah
September 16, 2005

global sales force is compensated based on sales across product segments. Additionally, the Wireless Infrastructure product segments ship product directly to customers from Andrew’s manufacturing facilities (i.e. different product segments have the same distribution points and process).
Regulatory environment—Andrew’s Wireless Infrastructure products are subject to the same regulatory environment. Andrew is not regulated directly but its Wireless Infrastructure customers are subject to regulation by government agencies such as the Federal Communications Commission (FCC) in the United States. All of Andrew’s Wireless Infrastructure products must meet the standards established by these regulatory agencies. Additionally, the Wireless Infrastructure product segments experience similar foreign currency exchange risks and international political and economic conditions.
Based on the criteria of SFAS 131, paragraph 17 and the similarities documented in this communication, we believe that Andrew’s operating (or product) segments of:
•	Antenna and Cable Products

•	Base Station Subsystems

•	Network Solutions

•	Wireless Innovations
can be aggregated into one reportable segment—Wireless Infrastructure.
Company reorganizations—As a result of several acquisitions over the past three years, Andrew has reorganized its business and related management structure in order to successfully support customers and integrate acquired companies. These reorganizations have resulted in some Wireless Infrastructure products being combined with different operating segments over time. It is probable that Andrew will continue to reorganize its business and management structure to continue acquisition integration processes. We believe that disclosure of each historical business reorganization’s related operating segments would not be meaningful (and possibly confusing) to investors.
Investor community perspective—Shareholders and industry analysts generally monitor the health of the wireless infrastructure industry by following capital expenditure projections by major wireless operators around the globe. These capital expenditure projections are often broken down by major geographic region and technology interface such as Code Division Multiple Access (CDMA) or Universal Mode Transmission Service (UMTS), depending on service provided and region covered by the major wireless operator. Projections or estimates for individual subsystem components are not published publicly by major wireless operator; rather they are often combined with the larger category known as wireless infrastructure. Andrew Corporation does not provide

Ms. Nili Shah
September 16, 2005

information to shareholders and industry analysts by technology interface as the company provides products that are often independent and can work with either CDMA or UMTS networks.
Worldwide sales organization—Additionally, in your letter dated July 20, 2005 you had indicated that you believed that Andrew’s Worldwide Sales organization meets the definition of an operating segment. However, Andrew’s Worldwide Sales organization is a cost center organization (i.e. it is not operated as a business) that sells significantly all of Andrew’s products. Revenue assigned to the Worldwide Sales organization is nominal (1% of total revenue for the six months ended March 31, 2005) and represents sales of various products that do not belong to any of the four operating segments within the Wireless Infrastructure or Satellite Communications reportable segments. As such, Andrew’s Worldwide Sales organization only generates revenue that is incidental to the activities of the company, and, in accordance with paragraph 11 of SFAS 131 would not be considered an operating segment.
We would like to schedule a teleconference meeting to discuss this and any remaining comments or questions that the Staff may have regarding our response dated May 24, 2005 to the Staff’s comments. Please let me know the Staff’s availability so we may schedule a meeting accordingly. In the meantime, if you have questions regarding this matter, please contact me at 708-873-3600.
Very truly yours,
/s/ Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer

CC:	Ms. Tracey Houser (Securities and Exchange Commission) Mr. Nathan Cheney (Securities and Exchange Commission) Mr. James P. Sherman (Ernst & Young LLP) Mr. Dewey B. Crawford (Foley & Lardner LLP)